Filed by: Pfizer Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Pfizer Inc.
Commission File No.: 333-188750

QUESTIONS & ANSWERS CONCERNING

EXCHANGE OFFER

OF UP TO 400,985,000 SHARES OF CLASS A COMMON STOCK OF ZOETIS INC.

WHICH ARE OWNED BY PFIZER INC.

FOR SHARES OF COMMON STOCK OF PFIZER INC.

Zoetis Inc. (“Zoetis”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus, dated May 22, 2013 (the “Prospectus”) describing an offer by Pfizer Inc. (“Pfizer”) to exchange (the “exchange offer”) up to 400,985,000 shares of Class A common stock, par value $0.01 per share (“Zoetis common stock”), of Zoetis for outstanding shares of common stock, par value $0.05 per share (“Pfizer common stock”), of Pfizer, validly tendered and not validly withdrawn. The Prospectus contains important information about the exchange offer and related matters.

1. Who may participate in the exchange offer?

Any U.S. holder of Pfizer common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer.

Countries outside the U.S. generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Pfizer has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange Pfizer common stock or Zoetis common stock outside the U.S. but may take steps to facilitate such tenders. Therefore, the ability of any non-U.S. person to tender Pfizer common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for Pfizer or Zoetis to take any action to facilitate a public offering in that country or otherwise.

2. What do I do if I want to retain all of my Pfizer common stock?	If you want to retain your Pfizer common stock, you do not need to take any action in connection with the exchange offer.

3. How do I participate in the exchange offer?	The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of Pfizer common stock in certificated form, in uncertificated form registered directly in your name in Pfizer’s share register (“Direct Registration Shares”), or through a broker, dealer, commercial bank, trust company, custodian or similar institution or otherwise. For specific instructions on how to participate, see section entitled “The Exchange Offer—Procedures for Tendering” in the Prospectus.

4. Is there any possibility that the exchange offer will not go through?	Yes. Pfizer is not required to complete the exchange offer unless the conditions specified in the section entitled “The Exchange Offer—Conditions to Completion of the Exchange Offer” in the Prospectus are satisfied or, where permissible, waived before the expiration of the exchange offer. Pfizer may waive any or all of the conditions to the exchange offer, subject to limited exceptions. Zoetis has no right to waive any of the conditions to the exchange offer.

5. In the event that the exchange offer is extended beyond June 19, 2013, where can I find additional information?	In the event the exchange offer is extended, Pfizer will issue a press release announcing such extension. For Information about changes to the key dates for the exchange offer, please contact Georgeson Inc., the information agent for the exchange offer, at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

6. What if I later decide to “withdraw” the shares of Pfizer common stock that I tendered in the exchange offer?	You may withdraw shares tendered at any time before the exchange offer expires. See the section entitled “The Exchange Offer—Withdrawal Rights” in the Prospectus. If you change your mind again before the expiration of the exchange offer, you can re-tender your Pfizer common stock by following the tender procedures again.

7. How many shares of Zoetis common stock will I receive for my shares of Pfizer common stock accepted in the exchange offer?	Unless the upper limit is in effect, the exchange offer is designed to permit you to exchange your shares of Pfizer common stock for shares of Zoetis common stock so that for each $100 of your Pfizer common stock accepted in the exchange offer, you will receive approximately $107.52 of Zoetis common stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily volume-weighted average price (“VWAP”) for Pfizer common stock (the “Average Pfizer Price”) and Zoetis common stock (the “Average Zoetis Price”) on the New York Stock Exchange during the three consecutive trading days ending on and including the expiration date of the exchange offer, which are expected to be June 17, 2013, June 18, 2013, and June 19, 2013. See “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus.

8. How and when will I know the final exchange ratio?

The final exchange ratio showing the number of shares of Zoetis common stock that you will receive for each share of Pfizer common stock accepted in the exchange offer will be announced by press release by 4:30 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be June 19, 2013). At such time, the final exchange ratio will also be available at www.zoetisexchange.com.

In addition, as described below, you may also contact Georgeson Inc., the information agent for the exchange offer, to obtain the final exchange ratio (after the time the final exchange ratio becomes available) at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

9. Will indicative exchange ratios be provided during the exchange offer period?	Yes. A website will be maintained at www.zoetisexchange.com that will provide the daily VWAP of both Pfizer common stock and Zoetis common stock, together with indicative exchange ratios, on each day of the exchange offer period, except that no indicative exchange ratios will be provided for the first two days of the exchange offer period because such values require daily VWAP data for three trading days. The indicative exchange ratios will also reflect whether the upper limit would have been in effect had such day been the expiration date of the exchange offer. You may also contact Georgeson Inc., the information agent for the exchange offer, at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

10. Will I receive any fractional shares of Zoetis common stock in the exchange offer?	No. Fractional shares of Zoetis common stock will not be distributed in the exchange offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent for the exchange offer, Computershare Trust Company, N.A., acting as agent for the Pfizer stockholders otherwise entitled to receive a fractional share of Zoetis common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those stockholders. The distribution of fractional share proceeds will take longer than the distribution of shares of Zoetis common stock. As a result, tendering stockholders will not receive fractional share proceeds at the same time they receive shares of Zoetis common stock.

11. Will all the shares of Pfizer common stock that I tender be accepted in the exchange offer?	Not necessarily. Pfizer holds 400,985,000 shares of Zoetis common stock. Depending on the number of shares of Pfizer common stock validly tendered in the exchange offer and not validly withdrawn, and the Average Pfizer Price and Average Zoetis Price, Pfizer may have to limit the number of shares of Pfizer common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described in the section entitled “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots” in the Prospectus.

12. What happens if the exchange offer is oversubscribed and Pfizer is unable to fulfill all tenders of Pfizer common stock at the exchange ratio?

In that case, all shares of Pfizer common stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered, which is referred to as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares) of Pfizer common stock and who validly tender all their shares will not be subject to proration (other than if you hold odd-lot shares as a participant in certain Pfizer savings plans), assuming such stockholders request such preferential treatment in the letter of transmittal. For instance, if you beneficially own 50 shares of Pfizer common stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of Pfizer common stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the exchange offer is oversubscribed. Beneficial holders of 100 or more shares of Pfizer common stock are not eligible for this preference, even if those holders have separate stock certificates representing less than 100 shares.

Proration for each tendering stockholder will be based on the number of shares of Pfizer common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of Pfizer common stock. Any shares of Pfizer common stock not accepted for exchange as a result of proration will be returned to tendering stockholders. Pfizer will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration of the exchange offer. This preliminary determination is referred to as the “preliminary proration factor.” Pfizer will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

13. How soon will I receive delivery of my Zoetis common stock once I have tendered my Pfizer common stock?	Following the expiration date of the exchange offer (currently expected to be June 19, 2013), the exchange agent will cause shares of Zoetis common stock to be credited to you in book-entry form as soon as practicable after acceptance of shares of Pfizer common stock in the exchange offer and determination of the final proration factor, if any. See the section entitled “The Exchange Offer—Delivery of Zoetis Common Stock; Book-Entry Accounts” in the Prospectus.

14. Will Zoetis be paying dividends on its common stock prior to the completion of the exchange offer?

The declaration and payment of dividends to holders of Zoetis common stock is at the discretion of Zoetis’s board of directors in accordance with applicable law after taking into account various factors.

Zoetis expects to pay quarterly cash dividends to holders of Zoetis common stock of $0.065 per share, subject to the approval of its board of directors. On March 28, 2013, Zoetis’s board of directors declared the 2013 second quarter dividend of $0.065 per share to be paid on June 6, 2013 to holders of record on May 1, 2013. Because the record date for this dividend precedes the expiration date of the exchange offer, holders of shares of Zoetis common stock distributed in the exchange offer will not participate in the second quarter dividend, but will have the right to participate in any dividends distributed after completion of the exchange offer to the extent they hold the shares on the relevant record date.

15. Will I be taxed on the shares of Zoetis common stock that I receive in the exchange offer?	Pfizer has received a ruling from the Internal Revenue Service and will receive an opinion of counsel, to the effect that the exchange offer will qualify as a tax-free transaction and, that, for U.S. federal income tax purposes, no gain or loss will be recognized by, a holder of Pfizer common stock upon the receipt of Zoetis common stock pursuant to the exchange offer. A holder of Pfizer common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of Zoetis common stock.

16. Where can I get more information about the exchange offer?

For more information on the exchange offer, please refer to the Prospectus. In addition, you may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in the Prospectus, without charge, from Georgeson Inc., the information agent for the exchange offer, at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

You can also visit www.zoetisexchange.com for more information about the exchange offer throughout the exchange offer period.

Forward-Looking Statements

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Zoetis’s and Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s and Zoetis’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC. Many factors could cause actual results to differ materially from Pfizer’s and Zoetis’s forward-looking statements. This communication also contains statements about the exchange offer. Many factors could cause actual results to differ materially from Pfizer’s or Zoetis’s forward-looking statements with respect to the exchange offer, including the ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s or Zoetis’s financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Zoetis or Pfizer, and are potentially inaccurate assumptions. Investors should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Zoetis and Pfizer undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that includes the Prospectus. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer or any other person makes any recommendation as to whether you should participate in the exchange offer. This document is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of Pfizer common stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link at www.zoetisexchange.com. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

Date: May 22, 2013